FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2002


                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X  Form 40-F
                                       ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes    No X
                                     ---   ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Material Contained in this Report:


I. English translation of a press release, dated November 15, 2002, announcing the repurchase by the registrant of 12,326,700 shares of its common stock for an aggregate purchase price of JPY38,580,351,000.

II. English translation of a report, dated November 20, 2002, regarding the share exchange between the registrant and Toyota Woodyou Home Corporation ("TWH") under which TWH become a wholly owned subsidiary of the registrant.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Toyota Motor Corporation


                                               By:    /s/ Takanori Matsuo
                                                  ------------------------------
Date:  November 29, 2002                          Name:   Takanori Matsuo
                                                  Title:  General Manager,
                                                          Accounting Division